Exhibit 31.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders
TCP International Holdings Ltd.:
We consent to the incorporation by reference in the registration statement (No. 333-197031) on Form S-8 of TCP International Holdings Ltd. and subsidiaries of our report dated April 15, 2015, with respect to the consolidated balance sheets of TCP International Holdings Ltd. and subsidiaries as of December 31, 2014 and 2013, and the related consolidated statements of comprehensive income (loss), shareholders’ equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2014, which report appears in the December 31, 2014 annual report on Form 10-K of TCP International Holdings Ltd.
/s/ KPMG LLP
Cleveland, Ohio
April 15, 2015